Electronic Articles of Organization
For
Florida Limited Liability Company

L16000144674
FILED 8:00 AM
August 02, 2016
Sec. Of State
mtmoon

Article I

The name of the Limited Liability Company is:

MASTER RENOVATIONS ASSOCIATES, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL. US 33316

The mailing address of the Limited Liability Company is:

1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL. US 33316

Article III

Other provisions, if any:

ANY AND ALL LAWFUL PURPOSES.

Article IV

The name and Florida street address of the registered agent is:

RICHARD G COKER JR.
1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL.   33316

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: RICHARD G. COKER, JR.

Article V

The name and address of person(s) authorized to manage LLC:

L16000144674
FILED 8:00 AM
August 02, 2016
Sec. Of State
mtmoon

Title: MGR
JAMES M BEESON
7099 E. TROPICAL WAY
PLANTATION, FL. 33317 US

Title: MGR
DANIEL WIELHOUWER
7876 MANDARIN DRIVE
BOCA RATON, FL. 33433 US

Title: MGR
BRUCE MEYERS
315 E. 86TH STREET, APT. 17
NEW YORK, NY. 10028 US

Signature of member or an authorized representative

Electronic Signature: RICHARD G. COKER, JR., ESQ.

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.



L16000144674

Florida Department of State

Division of Corporations

Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H16000261041 3)))

H160002610413ABCV

Note: DO NOT hit the REFRESH/RELOAD button on your browser from this page. Doing so will generate another cover sheet.

To:
Division of Corporations
Fax Number : (850)617-6383

From:
Account Name : RICHARD G. COKER, JR., P.A.
Account Number : I20010000145
Phone : (954)761-3636
Fax Number : (954)761-1818

Enter the email address for this business entity to be used for future annual report mailings. Enter only one email address please.

Email Address: rgcoker@coker-feiner.com

RECEIVED 2016 OCT 21 PM 2:12 SECRETARY OF STATE TALLAHASSEE, FLORIDA

LLC AMND/RESTATE/CORRECT OR M/MG RESIGN

MASTER RENOVATIONS ASSOCIATES, LLC

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$25.00

FILED 2016 OCT 21 A 11:04 SECRETARY OF STATE TALLAHASSEE, FLORIDA

Electronic Filing Menu Corporate Filing Menu Help

S Warren

OCT 24 2016

(H16000261041 3)

ARTICLES OF AMENDMENT TO ARTICLES OF ORGANIZATION OF

MASTER RENOVATIONS ASSOCIATES, LLC
(Name of the Limited Liability Company as it now appears on our records.)
(A Florida Limited Liability Company)

The Articles of Organization for this Limited Liability Company were filed on August 2, 2016 and assigned Florida document number L16000144674.

This amendment is submitted to amend the following:

A. **If amending name, enter the new name of the limited liability company here:**

____

The new name must be distinguishable and contain the words "Limited Liability Company," the designation "LLC" or the abbreviation "L.L.C."

Enter new principal offices address, if applicable: ______________________________

(Principal office address MUST BE A STREET ADDRESS) ______________________________

FILED
2016 OCT 21 A 11:05
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Enter new mailing address, if applicable: ______________________________

(Mailing address MAY BE A POST OFFICE BOX) ______________________________

B. **If amending the registered agent and/or registered office address on our records, enter the name of the new registered agent and/or the new registered office address here:**

Name of New Registered Agent: ______________________________

New Registered Office Address: ______________________________
Enter Florida street address

______________________________, **Florida** ______________________________
City *Zip Code*

New Registered Agent's Signature, if changing Registered Agent:

I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relative to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent as provided for in Chapter 605, F.S. Or, if this document is being filed to merely reflect a change in the registered office address, I hereby confirm that the limited liability company has been notified in writing of this change.

____
If Changing Registered Agent, Signature of New Registered Agent

Page 1 of 3

(H16000261041 3)

(H16000261041 3)

If amending Authorized Person(s) authorized to manage, enter the title, name, and address of each person being added or removed from our records:

MGR = Manager
AMBR = Authorized Member

Title	Name	Address	Type of Action
MGR	Bruce Meyers	315 E 86 St., #17, NY, NY 10028	☐ Add
			■ Remove
			☐ Change
			☐ Add
			☐ Remove
			☐ Change
			☐ Add
			☐ Remove
			☐ Change
			☐ Add
			☐ Remove
			☐ Change
			☐ Add
			☐ Remove
			☐ Change
			☐ Add
			☐ Remove
			☐ Change

FILED
2016 OCT 21 A 11:05
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

(H16000261041 3)

(H16000261041 3)

D. If amending any other information, enter change(s) here: *(Attach additional sheets, if necessary.)*

E. Effective date, if other than the date of filing: ______________ **(optional)**
(If an effective date is listed, the date must be specific and cannot be prior to date of filing or more than 90 days after filing.) Pursuant to 605.0207 (3)(b)
Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

If the record specifies a delayed effective date, but not an effective time, at 12:01 a.m. on the earlier of:
(b) The 90th day after the record is filed.

Dated October 21, 2016.

Signature of a member or authorized representative of a member

James M. Beeson
Typed or printed name of signee

FILED
2016 OCT 21 A 11:05
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Page 3 of 3

Filing Fee: $25.00

(H16000261041 3)